UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES OBTAINING 24-BILLION-RUBLE LOAN

Moscow, Russia  –  October 15, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports signing long-term agreements with
Sberbank of Russia OAO on opening several credit lines to Southern Kuzbass Coal
Company OAO for a total of 24 billion rubles.
Sberbank of Russia OAO opened four credit lines for Southern Kuzbass Coal
Company OAO for a total of 24 billion rubles for a period of five years with a three-year grace period. For two of these credit lines, funds are provided in the form of a bi-currency agreement with a built-in derivative instrument, which enables us to bring down the interest rate on the loan. Yakutugol Holding
Company OAO, Mechel Mining OAO and Mechel OAO act as guarantors of the facility.
“We greatly value our ties with Russia’s largest state bank, our longstanding and reliable partner, and are glad that we managed to reach a mutually profitable agreement on attractive terms despite the current volatility of global financial markets. The loaned funds will be used exclusively for refinancing the Group’s short-term debt, thus becoming an important step in implementing our strategy of extending the maturity of our debt portfolio. We also consider the loan granted at a relatively difficult time for the mining industry as additional proof of our partner’s trust in Mechel and the strategy we are realizing,” Mechel OAO’s Chief Financial Officer Stanislav Ploschenko
noted.

***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 15, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO